August 15, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 205490-7010

Re:	Urban Outfitters, Inc.

Form 10-K for the fiscal year ended January 31, 2008

Filed March 28, 2008

File No. 000-22754

Dear Mr. Reynolds:

We respectfully submit this letter in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter dated July 11, 2008 concerning our Form 10-K for the fiscal year ended January 31, 2008. For your convenience, the text of the comment is reproduced below. References in this letter to “the Company,” “we,” “us,” “our” or “ours” refer to Urban Outfitters, Inc. and its consolidated subsidiaries.

Executive Compensation

1.

In future filings, indicate the percentage of performance bonus subject to each performance objective for each named executive officer. In addition, you have not provided a quantitative discussion of all the terms of the performance objectives to be achieved for your executive officers to earn their incentive bonuses under the Executive Incentive Plan. On pages 21 and 22 of the Schedule 14A you filed on March 28, 2008 you discuss performance criteria and targets under the Executive Incentive Plan. This discussion does not provide quantitative disclosure. In future filings, please disclose the specific performance target for each set criteria or, as soon as practicable upon receipt of this letter, provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b).

August 15, 2008

General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

We advise the Staff that in future filings we will indicate the percentage of performance bonus subject to each performance objective for each named executive officer. We will be able to provide a quantitative discussion of all material terms of our specific performance targets that are not confidential, including the targets of our Chief Executive Officer, Chairman and President, Chief Financial Officer, and General Counsel based on the Company exceeding sales and profits by a specified percentage. As discussed below, we further advise the Staff, however, that we will not be able to provide a quantitative discussion of the terms of our confidential performance objectives that we believe are appropriately omitted pursuant to Instruction 1 to Item 402(b) of Regulation S-K and/or Instruction 4 to Item 402(b) of Regulation S-K.

As more fully described below, to the extent disclosure of the quantitative terms of a performance target is competitively harmful, we will provide as much detail as possible without creating the reasonable risk of competitive harm to us. In future filings, to the extent we omit performance targets based on Instructions 1 and/or 4 to Item 402(b) of Regulation S-K, we will also disclose how difficult it would be for the named executive officer, or how likely it will be for us, to achieve the undisclosed specific performance target levels, again providing as much detail as necessary without providing information that poses a reasonable risk of competitive harm to us. We have assumed for purposes of this response letter that our named executive officers will remain the same this year as they were last year.

Legal Analysis

Omission of certain performance targets is appropriate under the established standards for defining confidential commercial or financial information, the disclosure of which would cause competitive harm. Specifically, we believe that certain of the performance targets are within the scope of “nonpublic matters” as provided in 17 C.F.R. § 200.80(b), and, if made publicly available, would “[d]isclose trade secrets and commercial or financial information obtained from a person . . . [that are] privileged or confidential…” Id. § 200.80(b)(4).

The Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”) contains nine exemptions to its general policy mandating the broad disclosure of government

August 15, 2008

documents. G.C. Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994). Section 552(b)(4) (“Exemption Four”) exempts the disclosure of information that is (1) financial or commercial, (2) was obtained from a person outside the government and (3) is privileged or confidential. See National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976) and National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (together, “National Parks”). See also Westchester Gen. Hosp., Inc. v. Dep’t of Health, Education and Welfare, 434 F. Supp. 435, 437 (M.D. Fla. 1977); Miami Herald Pub. Co. v. United States Small Bus. Admin., 670 F.2d 610 (5th Cir. 1982); State of Utah, et al. v. United States Dep’t of the Interior, 256 F.3d 967 (10th Cir. 2001); Contract Freighters, Inc. v. Sec’y of United States Dep’t of Transp., 260 F.3d 858 (8th Cir. 2001).

We believe that the performance targets, which are based on our financial and operational budgets and goals, are ordinarily understood to be “financial” or “commercial” in nature. Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). The performance targets are “commercial” because they are directly derived from the strategic business and financial goals of the Company and they directly relate to its commercial performance. The performance targets would be supplied by a person outside the government, since Urban Outfitters, Inc. is a “person,” as that term is defined in 5 U.S.C. § 551(2). In our view, the performance targets are also “confidential” for purposes of Exemption Four, because we treat the performance targets as confidential, have not disclosed these targets publicly in the past and do not plan to disclose these targets publicly in the future.

The Second Circuit in Continental Stock Transfer & Trust Co. v. SEC, 566 F.2d 373, 375 (2d Cir. 1977) applied a test formulated by the D.C. Circuit Court to determine whether information is “privileged or confidential” for the purposes of satisfying Exemption Four. Under this test, in order that information be considered confidential, it “must have the effect . . . of causing substantial competitive harm to the competitive position of the person from which such information was obtained.” Id. at 375 (citing Charles River Park “A,” Inc. v. Dep’t of Housing and Urban Development, 519 F.2d 935, 940 (D.C. Cir. 1975)); see also National Parks. In demonstrating the requisite level of competitive harm to justify nondisclosure, “it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Gulf & Western Indus. Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979) (citation omitted) (emphasis added).

For the reasons set forth below, we believe that disclosing the specific quantitative terms of certain of the performance targets referenced below would be competitively harmful.

August 15, 2008

Certain Sales and Profit Targets

For our current fiscal year ending January 31, 2009 (“Fiscal 2009”), performance targets for our Chief Executive Officer, Chairman and President, Chief Financial Officer, and General Counsel are based upon the Company meeting or, in certain instances, exceeding the sales plan and the profit plan. While we plan to disclose whether the sales and profit plans were met or exceeded, disclosure of either the sales plan or the profit plan itself would be competitively harmful.

We are a leading lifestyle specialty retail company that operates under the Urban Outfitters, Anthropologie, Free People and Terrain brands, and we also operate a wholesale business. The specialty retail, direct-to-consumer and the wholesale apparel businesses are each highly competitive, and we compete on the basis, among other things, the breadth, quality, style, and availability of merchandise, and merchandise price. In addition, some of our suppliers offer products directly to consumers and certain of our competitors.

We treat our sales plan and profit plan as confidential, as they are based upon our internal expectations, product information, goals, and key components of achieving our desired level of success in a given year. With access to our targeted sales plan, a competitor could determine where we previously projected sales at the beginning of the most recently completed fiscal year. Taking that and backing out projected profits for that year, together with financial information from our historical financial statements such as selling, general and administrative expense and the pricing information one could glean from our retail stores or catalogs, we believe competitors could reverse engineer our gross profit margin and, accordingly, our cost of goods sold on a brand basis (neither of which we otherwise disclose).

A competitor who knows our gross profit margin and cost of goods sold would have a measure of how much it should reduce its costs or decrease its retail selling prices in order to undercut our pricing in the marketplace with our customer base. For example, the competitor could infer that we never reduce prices on certain merchandise below a specified level, and then use that mark to undercut us with our customers. We determine our original retail prices on our merchandise in advance, and as such we may not be able to react quickly to a competitor’s aggressive pricing strategy based upon this unfair advantage obtained from access to our proprietary information.

Our gross profit margin and cost of goods sold on a brand basis could also be used to infer aggregate supplier discounts and allowances we receive. A competitor can determine the identity of a supplier by looking at the RN number. Armed with this information, a competitor could negotiate similar or reduced discounts or allowances with these suppliers, thereby benefitting the competitor’s own profit margin to our detriment.

August 15, 2008

Further, suppliers, now aware of the extent to which we historically profit from their relationship, may be able to negotiate higher prices for their goods, thus negatively affecting our earnings.

We state in our Compensation Discussion and Analysis that we have identified the first step in attaining our compensation objectives as having superior executives in place, and that our compensation program’s initial purpose is to attract new candidates and retain the ones we have. To that end, we believe that disclosure of our specific performance goals would facilitate efforts by our competitors to solicit our best employees for employment. As discussed in our Annual Report on Form 10-K, we have not entered into employment contracts with our top management. A competitor with knowledge of specific performance targets for a previous year could infer that the targets would generally remain intact the following year. Using the previous year as a guideline, and monitoring our financial performance through our public filings and press releases, a competitor would be able to solicit our top management for employment by offering compensation determined on the basis of the difficulty and/or likelihood of our meeting those performance targets. This is a possibility with many of our performance targets mentioned in this response letter, but in particular with respect to our sales and profit plans. A competitor looking to recruit a member of top management would look at the targets for Fiscal 2009 and determine the difference between them and the actual results at year-end. Using the difference, a competitor could look at our first quarter earnings release, assume the same “mark-up” for the target as last year, and estimate whether or not the executive is on track in the current year. In addition, for those executives historically required to exceed the sales or profit plans, a competitor could assume a consistent target in the following year and offer compensation based on meeting an easier plan or exceeding a similar plan by a smaller percentage. In both circumstances, this information would provide our competitors with a distinct advantage they do not have today.

We also believe that the disclosure of our sales and profit plans may be misleading to shareholders and others in the investment community. As a matter of practice, we do not provide guidance to the public regarding our financial expectations. An investor who knows what our sales and profit targets were in Fiscal 2009 could compare it to our actual results and develop an inference for anticipated performance for the following year. Because investors and others currently do not have access to all of the information related to the development of these specific plans, disclosure of this information leading to such inferences would be misleading, inaccurate, and could lead to confusion regarding our actual expected results.

Furthermore, we do not believe that the disclosure of the specific sales and profit plan targets are necessary for the protection of investors in light of the other disclosures we will provide in our proxy statement. We will indicate to the best of our ability the

August 15, 2008

relative difficulty of achieving the targets, and the investor will be able to review the potential payout amounts for the target and maximum. In addition, we will be providing disclosure of another target for these executives that we do not view as competitively harmful—growing Company sales and profit by specified percentages (since our sales and profit results are in the public domain)—and accordingly we believe investors will have sufficient information to understand these executives’ overall bonuses.

Certain Individually-based Targets

We believe that disclosing certain individually-based targets for our Chief Financial Officer and General Counsel is either not material to an investor’s understanding and/or is competitively harmful.

Chief Financial Officer

For Fiscal 2009, 50% of our Chief Financial Officer’s overall bonus was comprised of four separate goals: (i) meeting or exceeding a target percentage for reducing our “shrink” (i.e. the amount of inventory lost as a result of theft or damage); (ii) managing all operational areas of responsibility (i.e., call center, distribution center, financial organization, and loss prevention/merchandise control) at specified service levels and budgeted costs (collectively, the “Operational Targets”); (iii) planning and executing the expansion of a distribution center; and (iv) achieving a targeted effective tax rate. Targets referenced in clauses (i), (iii), and (iv) constitute 12.5% of his overall maximum bonus, and clause (ii) is further broken down into four separate Operational Targets, each constituting approximately 3% of his overall maximum bonus.

Furthermore, these goals are of a granular, discrete nature, the level of detail of which is not disclosed in our financial statements. An investor therefore has no context by which to judge the results achieved or the degree of difficulty in achieving them and as such we do not believe these individual goals are material.

Notwithstanding our belief that it is immaterial, if required by the Staff, we are able to disclose whether the target shrink reduction percentage was met or exceeded by the executive and whether each targeted service level was achieved at or below budgeted rates. Disclosing the percentages for shrink reduction or the budgeted rates themselves, however, would be competitively harmful. Reducing the amount of our inventory shrinkage is part of our overall confidential business strategy. Competitors who know what the target was in Fiscal 2009 could try to set their pricing and costs to more effectively compete with us. This would lead to improvement of their sales and gross profits to our detriment in the following year.

August 15, 2008

We believe disclosing the Chief Financial Officer’s Operational Targets are particularly immaterial to investors, given that each target comprises approximately 3% of his overall bonus. These targets measure certain of our “core competencies,” such as the service levels achieved by our call center and distribution center, and whether our financial reports and budgets are completed on time.

Again, although we do not believe disclosing the objectives for planning and executing a distribution center expansion and targeted effective tax rate for the Chief Financial Officer are material to investors, if required by the Staff, we are prepared to disclose this in our next proxy statement because we do not view these target rates as competitively harmful.

General Counsel

50% of our General Counsel’s Fiscal 2009 bonus was comprised of: (i) opening a targeted number of stores during the fiscal year; (ii) opening a targeted number of stores during the fourth quarter of the fiscal year; and (iii) entering our next fiscal year with a targeted number of signed leases. As with our Chief Financial Officer, receiving a bonus for meeting one of these three goals is not contingent upon meeting the other two. Disclosing the targeted number of stores and/or leases for the above objectives, even on a historical basis, would be competitively harmful to us. While we do include anticipated future store openings in our public filings, we have never disclosed the target amounts tied to our General Counsel’s bonus.

Our General Counsel negotiates with landlords, and procuring favorable terms is very important to the overall success of our company. A landlord who knows how many store openings or lease signings the executive was financially motivated to accomplish last year, could assume the same number (or a slightly increased number) as the base again the next year, determine based on publicly-available information how many stores have already opened during the year, and then use this as ammunition in negotiations to obtain more favorable lease terms. Similarly to the way a landlord may use the information in negotiating more favorable terms, a contractor could use it to the Company’s disadvantage in negotiating time, price, and delivery requirements for our construction projects. Delays in completion of these projects make it more difficult to open stores on time and can negatively impact our sales and profitability.

Certain Sub-segment Related Targets of the President of Urban Outfitters Brand

For Fiscal 2009, 20% of the overall bonus for our President of the Urban Outfitters brand was comprised of three separate goals: (i) increase the penetration of Urban Outfitters brand apparel to a specified demographic market by a certain percentage; (ii) achieve an increase of a certain percentage in income through Urban

August 15, 2008

Europe; and (iii) improve the average dollar inventory turn by a minimum period of time. Each goal itself constitutes less than 6.7% of the executive’s overall bonus, and we therefore believe the individual goals are not material to his overall compensation.

Because we report our retail brands in a single segment on a consolidated basis, all three individual goals constitute information that is specific to the Urban Outfitters brand and are not reported in any of our public filings. While we provide information pertaining to overall Urban Outfitters brand sales, we do not disclose Urban Outfitters brand sales on a demographic basis or with respect to Urban Europe in our financial statements. Therefore, disclosing these targets, even on a historical basis, would provide competitors with harmful information constituting a roadmap of our competitive strategy and insight they otherwise would not have into potential new markets, market penetration, and how much market share we believe we can capture. Competitors can use this information to try to bring products to market before the Company, or launch aggressive campaigns to try to match or achieve greater penetration in the target demographic or geographic market the next year. As these are “brand expansion” type targets and are frequently “stretch” or “future-forward” goals, they realistically may not be achieved during Fiscal 2009, but instead may ultimately carry-over to the next fiscal year or beyond. Thus, even providing these targets on a historical basis creates a risk of competitive harm.

Along the same lines, the targeted average dollar inventory turn time target is based on the Urban Outfitters brand. We report inventory results only on a consolidated basis, and therefore disclosure of this target provides information not otherwise available. Disclosure of this target would also be competitively harmful in that it would give our competitors another key element of our business formula. A competitor who can attempt to replicate our level of inventory turn for one of our brands is better equipped to compete with that brand because it would have a specific mark by which it can try to beat, thus getting its own products out to market first. Given the importance of the speed of introducing new products, this could significantly and adversely affect our sales.

Furthermore, if we are turning our inventory more quickly than others in our industry, a supplier might believe we are asking for unreasonably short lead times. This may result in our suppliers (i) demanding extended lead times; (ii) asking for higher prices on any re-orders (because if our inventory turn is faster than other retailers, the supplier would infer that we might be willing to pay a premium for faster delivery in order to maintain our turn times); and/or (iii) pushing us to take fabric positions that enable suppliers to meet or accelerate our lead times, which could result in fabric write-offs if fashion trends changed. Any of the foregoing issues would negatively impact our sales and profitability.

August 15, 2008

Overall, the performance objectives based on our sales and profit plans that could be used to infer our cost of goods sold or gross margin on a brand basis, or to lure away our top management, together with any or all of the individually-based or sub-segment level targets that become available to our competitors and suppliers provide incremental pieces of internal financial or strategic information that can dramatically impact our overall enterprise plan. We have designed the complex performance objectives to align the interests of our executives with the core components of what we believe distinguishes us from the competition, and disclosing the confidential details of such components may negate this success.

In connection with the responses to the comments set forth above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Glen T. Senk
Glen T. Senk
Chief Executive Officer

cc:	Glen A. Bodzy, Esq.
Walter J. Mostek, Jr., Esq.